May 22, 2012

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Attn:

Loan Lauren P. Nguyen,  Special Counsel

Re:

New Global Energy, Inc.

Registration Statement on Form S-1/A Amendment No 2

File No. 333-179669

Response to Comments as to Form S-1/A Amendment No. 2 dated May 14, 2012

Ladies and Gentlemen:

This letter is in response to your letter of May 14, 2012 and refers to your letter and the Form S-1/A Amendment No. 3 filed in conjunction with this response We have numbered our responses to relate to the paragraph number in your comment letter.

1.

We have inserted language on the Prospectus Cover Page per your comment in paragraph 1 and have added three risk factors in the beginning of the risk factor section per your remaining comments in paragraph 1.

2.

We note your comments in reference to our earlier response in paragraph 1 of our last letter, however, your letter does not provide a definition adopted by the Commission of “nominal operations” or how the considerable operations that we have undertaken as referenced in the last letter or the filing do not meet that definition.     In addition,  we were unable to find where the Commission had withdrawn or changed its express language in its Release No. 33-8869[1] which defines shell company specifically saying that the definition of a “shell” company “is not intended to capture a “startup company” or in other words a company with limited operating history in the definition of a reporting or non reporting shell company, as we believe that such a company does not meet the condition of having no or nominal operations.”

A shell company has in the past referred to a company which serves merely as a vehicle for a business transaction without itself having any significant assets or operations.    This Company was recently formed to pursue a particular business plan which it has done.   It is different from a company which may have once  had a business and is being kept around for merger purposes, a typical situation involving a “shell”.   No where is there a requirement that a particular percentage of the business plan be accomplished  before a company not be characterized as a shell.   I would suggest that that is in fact the reason for the Commission’s position that this definition is not intended to capture a start up company.

3.

Stub period financial statements have been provided covering the period from inception through April 30, 2012.

4.

A currently dated consent from the independent public accountant is attached as an exhibit to the amendment.

5.

The date on the cover page of the registration statement has been revised to be consistent with the filing of the amendment.

6.

We have added language referred to in your paragraph 6 referring to “mainly of undeveloped land”

7.

We have made changes referred to in your paragraph 7 to include language indicating that based upon the current burn rate,  cash on hand would take us beyond 12 months.    We have also included language in this section and in the Liquidity and Capital Resources section indicating “In the event we raise $375,000 from this offering, the company will increase the level of operations over the current pace that it is pursuing in its planning stage.   It will satisfy our cash requirements at an increased level of operation for the next 12 months.

8.

Per your comment in paragraph 8,   I would refer you to the specific language in the fifth paragraph which indicates that “with this minimum capital, we intend to complete the design (emphasis added),  etc..    We have added language after the sixth paragraph that “Management expects that a single energy cell will cost at least $717,250 more to complete.”    In addition,  as the Company expects its cost of development to be at the lower end of the ranges of costs that we earlier provided,   we have eliminated the range for each item (except for real estate purchase) and listed a single cost for each.   The cost ranges seemed to be causing some type of confusion and this should simplify the disclosure.    We have added three additional paragraphs  addressing the remaining comments in this paragraph.

9.

We have added language per your comments in paragraph 9. Indicating that the completion of each of the steps is dependent upon receipt of funds in the amount stated from this offering or an equivalent amount from another source as well as language indicating that the first energy cell will be complete within 18 months of the date the funds first become available.

10.

Per your comments in paragraph 10 regarding the limited stage of development of the technology,  we have added language to the risk factor addressing commercialization of the technology platform.

11.

Per your comments in paragraph 11, we have changes language in the Management risk factor and in the prospectus summary.

12.

We have rearranged the disclosures in the last half of the Plan of Operations section to combine discussions of expenses and revenues for particular products that the Company expects to sell.

13.

Pursuant to your comments in paragraph 13,  we have  changed the referenced paragraphs to be consistent.

14.

Per your comments in paragraph 14,  we have revised language to be consistent.

15.

Information requested in paragraph 15 is provided as of the date of or immediately prior to the filing.

16.

Executed copies of Exhibit 10.1 have been attached.

17.

Executed copies  of exhibit 10.2 have been attached.

Further, please consider this a request for acceleration of the effective date of the registration statement referred to above to the earliest date and time acceptable to the commission  after adequate time for review after the receipt of this letter.

The Company acknowledges

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may no assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or requests, please contact the undersigned at 321 636 5804.   Thank you  for your efforts and attention regarding this matter.

Very truly,

/s/ Perry Douglas West

Perry Douglas West